September 21, 2016

United States Securities and Exchange Commission

Division of Corporation Finance

100F Street, N.E.

Washington, DC 20549

Re:   Geant Corp.

        Registration Statement on Form S-1

        Filed August 9, 2016

        File No. 333-213009

Ladies and Gentlemen:

This letter responds to the comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated September 1, 2016 to Geant Corp. (the “Company”), regarding the Company’s Registration Statement on Form S-1 referenced above (the “Registration Statement”). Simultaneously with the filing of this letter, the Company is submitting via EDGAR Amendment No. 1 to the Registration Statement (the “Amendment”), which responds to the Staff’s comments. For your convenience, we have restated the Staff’s comments and have provided the Company’s response below each comment.

General:

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:  There have not been and will be no written communications, as defined in Rule 405 under the Securities Act, that we, or anyone authorized to do so on our behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications other than the prospectus which is the subject of this registration.

2. We note statements on your prospectus coverage page, page 7, and page 20 that “[a]ll accepted subscriptions are irrevocable, even if you subsequently learn information about us that you consider to be materially unfavorable” and related risk factor disclosure on page 13. If retained, clarify that this statement does not limit investors’ rights to seek remedies under Section 5 of the Securities Act of 1933 in cases of material omissions or misstatements in this registration statement.

Response:  This statement was clarified.

Cover Page

3. Revise the Cover Page to indicate invested funds will not be placed into an escrow account. See Item 501(1)(b)(8)(iii) of Regulation S-K.

Response:  Cover page was revised.

Prospectus Summary, page 6

4. We note that here and elsewhere you state that your office is located at Kiranthidiya road 114, Beruwala, Sri Lanka, 12070. However, we note that Exhibits 5.1 and 10.2 state your principal place of business is Irukupalem 2/56, Guntur 522403 India. Please revise or advise as to this apparent inconsistency.

Response:  The Company’s registration address is placed in India, because Suneetha Sudusinghe was planning to do business in India. The company had a limited budget and the director decided that it would be economically advantageous if the business were started in Sri Lanka. In the future I plan to expand business in India. The Company is planning to expand its business operations in India in the future.

Corporate Background and Business Overview, page 6

5. Please remove the statement that there is an “off chance” you will not obtain the indicated level of financing from this offering as there is no basis for this belief in the context of a best efforts offering. Please also remove the statement on page 22 that there is an “off chance” regarding obtaining the indicated level of income as there appears to be no basis for this belief.

Response: The statement was removed.

6. Clarify the nature of your business operations. For instance, it is not clear whether this consists of simply purchasing the Hollander beater machine or whether you have also commenced production and sales.

Response: The Company has commenced its operation and has sold some products to its first customer. The statement was clarified.

7. Indicate whether the Hollander beater is manually operated or runs on electric power. Indicate also its daily output.

Response: Hollander beater machine runs on electric power and can produce about 40-50 sheets of paper per day. The information about Hollander beater was indicated.

8. Describe the nature of the “subsidiary raw materials” that you reference on page 7.

Response: Subsidiary raw materials from China are HDPE Construction Debris Netting, Color powder, Scrap paper, Firewood. The description was added.

Risk Factors, Page 8

9. We note Mr. Sudusinghe’s employment with ReschenTex, a textile company. If that does not include paper products, provide a risk factor regarding his lack of experience with the paper industry and the distribution of paper products.

Response: The risk factor was added.

10. We note your risk factor entitled “Some of the existing companies that engage in application of dung products and sales thereof have a greater more established outlet than us.” Please revise to remove the statement “which is not extremely high” as it mitigates the risk you disclose.

Response:  The statement was revised.

Dilution, Page 17

11. We are unable to locate your disclosure assuming a sale of 25% of your shares, which according to your disclosure is one of the assumptions contemplated under your offering. Please revise your disclosure to reflect each offering scenario presented.

Response: The disclosure assuming a sale of 25% of our shares was added.

Management’s Discussion and Analysis or Plan of Operation, page 20

12. We note your disclosure here of prices of a Hollander beater machine, stainless steel drum, plastic barrel drum, and subsidiary raw materials. This disclosure appears to reference assets acquired through the Purchase Agreement attached as Exhibit 10.3. If that is the case, we note the Purchase Agreement does not state the purchase prices of these assets, providing “the sum in USD currency . . . will be specified in the invoice to each order of the equipment.” Explain how the price will be determined.

Response: The prices are determined at the time of the calculation according to the exchange rate. The purchase prices were added to Exhibit 10.3. The Exhibit 10.3 was revised.

In General, page 24

13. We note your statement that you “have generated limited revenues from operations to date.” However, you disclose at other locations of the registration statement that you have not generated any revenues, such as at page 24. Please revise or advise as to this apparent inconsistency.

Response:  The statement was revised.

Marketing, page 27

14. We note your statement that your “site portrays [your] products.” This statement appears inconsistent with the description of your principal business activities to date at other locations of the registration statement, such as at page 21. Please revise or advise as to this apparent inconsistency. In this regard, advise us of any affiliation between Geant and the company named Mr. Ellie Pooh.

Response:  During the site development phase our web site developer has used pictures from the Internet netwok. The Company has no relations with company named Mr. Ellie Pooh. The pictures on our site were revised.

Management, page 28

15. Please enhance the biography of Mr. Sudusinghe to provide the disclosure required by Item 401(e) of Regulation S-K. For example, please discuss his specific experience, qualifications, attributes or skills that led to the conclusion that he should serve as a director and provide a brief explanation of the nature of his responsibilities in his positions at Reschen Tex LTD. In that regard, clarify when Mr. Sudusinghe left Reschen Tex.

Response:  The biography of Mr. Sudusinghe was enhanced.

Indemnification, page 30

16. Your disclosure here indicates that your Articles of Incorporation and Bylaws contain certain indemnification provisions. However, we cannot locate such provisions in those documents. Please revise or advise as to this apparent inconsistency.

Response: The statement and Bylaws were revised.

Non-Cumulative Voting, page 32

17. We note your disclosure that stockholders do not have cumulative voting rights. However, paragraph 24 of your Bylaws provides that stockholders have such rights. Please revise or advise as to this apparent inconsistency.

Response:  The prospectus was revised accordingly.

Report of Independent Registered Certified Public Accounting Firm, page F-1

18. We note that the report of your independent registered public accounting firm on page F-1 is not signed by the accounting firm in accordance with Rule 2-02 of Regulation S-X. Please obtain and file a revised audit report that includes a conforming signature of the independent registered public accounting firm.

Response:  The revised audit report was obtained.

Very Truly yours,

Suneetha Sudusinghe,

President of Geant Corp.